

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

April 19, 2007

Mr. Olivier Dubois
President, Chief Financial Officer, Technip
6-8 allée de l'Arche,
Faubourg de l'Arche — ZAC Danton, 92400 Courbevoie

Re: **Technip**
              Form 20-F for the year ended December 31, 2005
              File No. 1-15234

Dear Mr. Dubois:

        We have completed our review of your Form 20-F and related filings and have no further comments at this time.

        If you have any further questions regarding our review of your filings, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 or, in her absence, to the undersigned at (202) 551-3768.

                                    Sincerely,

                                    John Cash
                                    Branch Chief